VIA EDGAR

June 18, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	Humana Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2010
File No. 001-05975

Dear Mr. Riedler:

Set forth below is Humana Inc.’s (the “Company”) response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), as set forth in a letter dated June 7, 2010, with respect to the Company’s definitive proxy statement on Schedule 14A relating to the Company’s annual shareholders’ meeting on April 20, 2010 (the “Proxy Statement”). To facilitate your review, we have repeated the Staff’s comments below in italicized print, followed by Humana’s response.

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Equity Awards, page 35

1. We note from your response and proxy statement disclosure that the Compensation Committee considers the relativity of pay between all of the Named Executive Officers and the total compensation of the Chief Executive Officer. In addition, you disclose that your internal benchmarking study and considerations regarding the relativity of pay “ensures the integrity of [y]our compensation program throughout [y]our leadership tier.” However, it is still unclear what conclusions were drawn from this study, what your objectives are with respect to the relativity of pay between your top executives and the Chief Executive Officer, or why you think these concerns over relativity of pay ensures the integrity of your compensation program. Please expand your disclosure here as necessary to address these questions.

Securities and Exchange Commission

June 18, 2010

Response

As noted in the Company’s response dated May 3, 2010 to comments from the Staff dated April 22, 2010, the Company’s Organization & Compensation Committee (the “Committee”) reviews and approves the dollar value of the equity award to be granted to each Named Executive Officer (“NEO”), based in part on an internal benchmarking of total compensation that considers the relativity of pay between all the Named Executive Officers and the total compensation of the Chief Executive Officer. The Company believes that appropriate internal pay equity (i) leads to better employee relations and a stronger company, as it avoids internal disaffection and disconnect in compensation across a group of NEOs that must work together as a cohesive team; (ii) is economical, as it provides the Committee with a more balanced “check” of total compensation, rather than relying solely on external benchmarking data that may only compare each pay element independently; and (iii) mitigates market bias that may favor certain positions but do not reflect their relative importance to the Company.

Each year, the CEO conducts an analysis of internal pay equity, taking into account each NEO’s individual contributions, performance, potential, skills, judgment, leadership ability and competencies, and makes a recommendation to the Committee regarding relativity of compensation. Although the Committee does not have established target ratios for compensation of the CEO as compared to each NEO, or for each NEO as compared to any other, the Committee does review historical pay ratios to ensure that the compensation of one NEO has not unintentionally risen in a disproportionate manner relative to the others. Following a subjective discussion among the Committee, the CEO and Frederic W. Cook & Co., the Committee’s independent compensation consultant, the Committee considers this analysis of internal pay equity in making executive compensation decisions. For 2009, the Committee concluded that the relative levels of compensation among the NEOs, including the dollar value of the equity award to be granted to each NEO, were appropriate.

The Company would be willing to include comparable disclosure in its annual proxy statement on a going-forward basis.

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Securities and Exchange Commission

June 18, 2010

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3921.

Very truly yours,

/s/ Steven E. McCulley
Steven E. McCulley
Vice President and Controller
Principal Accounting Officer

cc:	Michael Rosenthall, Division of Corporation Finance